Exhibit 99.1

GOLD ROYALTY CORP. TO PARTICIPATE IN RENMARK’S VIRTUAL NON-DEAL ROADSHOW SERIES ON THURSDAY, JANUARY 19, 2023 AND THURSDAY, JANUARY 26, 2023

Vancouver, British Columbia – January 12, 2023 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) is pleased to announce that management will be participating in Renmark Financial Communications Inc.’s live Virtual Non-Deal Roadshow Series on Thursday, January 19, 2023 at 12:00 PM EST and Thursday, January 26, 2023 at 10:00 AM EST. Gold Royalty welcomes stakeholders, investors, and other individual followers to register and attend these live events.

The presentation will feature David Garofalo, CEO, President and Chairman, and Peter Behncke, Manager, Corporate Development & Investor Relations. Topics to be covered will include the Company’s recent operating results and key upcoming catalysts related to the portfolio followed by live Q&A. Investors interested in participating in the events will need to register using the link below. As a reminder, registration for the live event may be limited but the Company will make the replay of the event available on the Company’s website.

REGISTER HERE:

Thursday, January 19, 2023:	https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-nyse-american-groy-2023-01-19-120000

Thursday, January 26, 2023:	https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-nyse-american-groy-2023-01-26-100000

To ensure smooth connectivity, please access these links using the latest version of Google Chrome.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Contact:

Gold Royalty Corp.

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Renmark Financial Communications Inc.

Kerry Schacter: kschacter@renmarkfinancial.com

Tel.: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: expectations regarding the development of the projects underlying the Company’s royalty interests. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieve planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.